SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Approval of Petros-2 Plan

(Rio de Janeiro, October 20, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces to shareholders that at a meeting held today, the Board of Directors approved the new pension plan denominated Petros - 2 covering the Company’s 16 thousand (August 2006) employees hired since August 2002 and not enjoying the benefits of a company pension plan. The key points of the plan meet the terms agreed in the Collective Labor Agreements since 2004 and this plan will now be submitted for approval to the regulatory authorities and subsequently presented to the employees for their consideration.

In August 2002, the company decided to cease admitting newly hired employees as members of the Petros Plan. Since then, employees hired by the company have been covered by a group life insurance scheme.

The Petros - 2 Plan is characterized as a Variable Contribution Plan as described in the Resolution of the Management Council on Complementary Social Security Programs – CGPC, since it has the characteristics of a Defined Contribution Plan (capitalization in an Individual Account and a pension based on the balance in this account) as well as those of a Defined Benefit Plan (option to receive a Lifetime Income and Risk Benefits with coverage for illness, incapacity and death).

The new Petros – 2 Plan will involve equal contributions from the company and employees, varying at the employee’s option between a base of 6% of the Contribution Wage and a maximum of 8% to 11% according to age group. The purpose of the base is to provide the required funds to pay a minimum retirement pension, as well as covering the Plan’s Risk Benefits and administrative expenses.

The Petros - 2 Plan is in legal compliance with the principles of deferred proportional benefit, portability, redemption and self-sponsorship for closed entity plans as established by the CGPC of the Ministry for Social Security and Welfare.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.